Exhibit 1

British American Tobacco p.l.c.

25 April 2023

BAT reaches agreement with U.S. Department of Justice (DOJ) and U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC)

●	Agreement reached with DOJ and OFAC to resolve investigations into BAT’s historical business activities in relation to North Korea from 2007-2017
●	BAT ceased all business activities related to North Korea by September 2017
●	No impact on Full Year 2023 Group guidance; investigations previously disclosed and provisions made in 2022 Half Year Report

BAT today announced that it has reached agreement with DOJ and OFAC to resolve previously disclosed investigations into suspicions of sanctions breaches. These concern business activities relating to the Democratic People’s Republic of Korea (North Korea) between 2007 and 2017.

British American Tobacco p.l.c has entered into a deferred prosecution agreement (DPA) with DOJ and a civil settlement agreement with OFAC, and an indirect BAT subsidiary in Singapore has entered into a plea agreement with DOJ.  The total amount payable to the U.S. authorities is $635,241,338 plus interest.

The DOJ resolutions acknowledged BAT’s remediation efforts to date and cooperation.

Under the agreement, BAT cannot make any comment on the documentation published by the investigating authorities, the contents therein, or on related factual matters.

As announced in its Half-Year Report of 27 July 2022, BAT recognised a provision of £450 million (US$540 million), in line with the International Accounting Standards 37 requirements.  Its Full Year 2023 Group guidance is unaffected by this announcement.

Jack Bowles, BAT’s Chief Executive, said: “On behalf of BAT, we deeply regret the misconduct arising from historical business activities that led to these settlements, and acknowledge that we fell short of the highest standards rightly expected of us.

“Adhering to rigorous compliance and ethics standards has been, and remains, a top priority for BAT.  In recent years we have transformed our compliance and ethics programme, which encompasses sanctions, anti-bribery, anti-corruption and anti-money laundering.  The significant steps already taken, as well as the continued refinements to the programme that will be made as part of these settlements, will leave us even better equipped to lead a responsible and sustainable business.”

ENDS

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About BAT

BAT is a leading, multi-category consumer goods business with a purpose to build A Better Tomorrow™ by reducing the health impact of its business through offering a greater choice of enjoyable and less risky products for adult consumers.

The company continues to be clear that combustible cigarettes pose serious health risks, and the only way to avoid these risks is not to start or to quit. BAT encourages those who would otherwise continue to smoke to switch completely to scientifically-substantiated, reduced-risk alternatives*†. In order to deliver this, BAT is transforming into a truly consumer-centric multi-category consumer products business.

BAT’s ambition is to have 50 million consumers of its non-combustible products by 2030 and to generate £5 billion of New Categories revenue by 2025. BAT has set stretching ESG targets including achieving carbon neutrality for Scopes 1 & 2 by 2030 and eliminating unnecessary single-use plastic and making all plastic packaging reusable, recyclable or compostable by 2025.

BAT employs over 50,000 people. The BAT Group generated revenue of £27.65 billion in 2022 and profit from operations of £10.5 billion.

The company’s Strategic Portfolio is made up of its global cigarette brands and a growing range of reduced-risk*† New Category tobacco and nicotine products and traditional non-combustible tobacco products. These include vapour, tobacco heating products, modern oral products including tobacco-free nicotine pouches, as well as traditional oral products such as snus and moist snuff. In 2022, we had 22.5 million consumers of our non-combustible products, a rise of 4.2 million on full year 2021.

* Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
† Our vapour product Vuse (including Alto, Solo, Ciro and Vibe), and certain products, including Velo, Grizzly, Kodiak, and Camel Snus, which are sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

Forward-looking statements

This release contains certain forward-looking statements, including "forward-looking" statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook", "target" and similar expressions. These include statements regarding our non-combustible product customer target ambition, New Categories revenue targets, our ESG targets and Full Year 2023 Group guidance.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this release are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group’s New Categories strategy; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; changes in the market position, businesses, financial condition, results of operations or prospects of the Group and direct and indirect adverse impacts associated with Climate Change and the move towards a Circular Economy. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this release and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

Additional information concerning these and other factors can be found in BAT's filings with the U.S. Securities and Exchange Commission ("SEC"), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov and BAT’s Annual Reports, which may be obtained free of charge from the BAT website www.bat.com.